UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Longtop Financial Technologies Limited

(Name of Issuer)

Ordinary Shares, $.01 par value per share

(Title of Class of Securities)

54318P108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Prime Peak Limited No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

3,280,000 ordinary shares, of which 1,000,000 ordinary shares are represented by 1,000,000 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	6.	Shared Voting Power 0

	7.

Sole Dispositive Power

3,280,000 ordinary shares, of which 1,000,000 ordinary shares are represented by 1,000,000 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	6.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,000 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.41%

12.	Type of Reporting Person (See Instructions) 00 – a limited liability company

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Concentra Holdings Limited No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,220,000 ordinary shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,220,000 ordinary shares

	6.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,220,000 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.39%

12.	Type of Reporting Person (See Instructions) 00 – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Weizhou Lian N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong Special Administrative Region, the People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,530,000 ordinary shares (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,530,000 ordinary shares (1)

	6.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,530,000 ordinary shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.85%

12.	Type of Reporting Person (See Instructions) IN

(1) Mr. Lian has the ultimate voting and investment power with respect to Prime Peak Limited and Concentra Holdings Limited.  As a result, Mr. Lian may be deemed to beneficially own 4,500,000 ordinary shares of the Issuer, which include (i) the 3,280,000 ordinary shares of the Issuer held by Prime Peak Limited, of which 1,000,000 ordinary shares are represented by 1,000,000 American depositary shares, and (ii) the 1,220,000 ordinary shares of the Issuer held of record by Concentra Holdings Limited, and is filing this Amendment with respect to such 4,500,000 shares. In addition, Mr. Lian holds 30,000 ordinary shares issuable upon the exercise of options that are vested or that will vest within 60 days from December 31, 2008 and is also filing this Amendment with respect to such 30,000 shares.

This Amendment No. 1 (this “Amendment”) amends and restates in its entirety the Statement on Schedule 13G jointly filed by Concentra Holdings Limited and Wenzhou Lian with the Securities and Exchange Commission on February 14, 2008.

Item 1.

(a)	Name of Issuer: Longtop Financial Technologies Limited
(b)	Address of Issuer’s Principal Executive Offices: 15/F, Block A Chuangxin Building Software Park Xiamen 361005 People's Republic of China

Item 2.

(a)

Name of Person Filing:

Prime Peak Limited, Concentra Holdings Limited, and Weizhou Lian.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence:

Prime Peak Limited

OMC Chambers

P.O. Box 3152

Road Town, Tortola

British Virgin Islands

Concentra Holdings Limited

OMC Chambers

P.O. Box 3152

Road Town, Tortola

British Virgin Islands

Weizhou Lian

15/F, Block A

Chuangxin Building

Software Park

Xiamen 361005

People's Republic of China

(c)

Citizenship:

Each of Prime Peak Limited and Concentra Holdings Limited is a limited liability company organized under the laws of the British Virgin Islands.

Weizhou Lian (Wai Chau Lin) is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China.

(d)	Title of Class of Securities: Ordinary Shares, $.01 par value per share
(e)	CUSIP Number: 54318P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Prime Peak Limited is the record owner of 3,280,000 ordinary shares, of which 1,000,000 ordinary shares are represented by 1,000,000 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

Concentra Holdings Limited is the record owner of 1,220,000 ordinary shares.

By virtue of the fact that Weizhou Lian holds ultimate investment and voting power over Prime Peak Limited and Concentra Holdings Limited, Mr. Lian may be deemed to beneficially own 4,500,000 ordinary shares of the Issuer, which include (i) the 3,280,000 ordinary shares held by Prime Peak Limited, of which 1,000,000 ordinary shares are represented by 1,000,000 American depositary shares of the Issuer, and (ii) the 1,220,000 ordinary shares held of record by Concentra Holdings Limited. In addition, Mr. Lian holds 30,000 ordinary shares issuable upon the exercise of options that are vested or that will vest within 60 days from December 31, 2008.

(b)

Percent of class:

Prime Peak Limited: 6.41%

Concentra Holdings Limited:  2.39%.

Weizhou Lian: 8.85%

The foregoing percentages are calculated based on 51,139,126 ordinary shares of the Issuer issued and outstanding as of December 31, 2008, as adjusted pursuant to Rule 13d-3(d)(1).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,280,000 ordinary shares for Prime Peak Limited. 1,220,000 ordinary shares for Concentra Holdings Limited. 4,530,000 ordinary shares for Weizhou Lian.
(ii)	Shared power to vote or to direct the vote 0 shares for each Reporting Person.
(iii)

Sole power to dispose or to direct the disposition of

3,280,000 ordinary shares for Prime Peak Limited.

1,220,000 ordinary shares for Concentra Holdings Limited.

4,530,000 ordinary shares for Weizhou Lian.

(iv)	Shared power to dispose or to direct the disposition of 0 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date      February 12, 2009

Prime Peak Limited

By:	/s/ Weizhou Lian
Name: Weizhou Lian
Title: Chairman

Concentra Holdings Limited

By:	/s/ Weizhou Lian
Name: Weizhou Lian
Title: Chairman

/s/ Weizhou Lian

Weizhou Lian

Exhibit 1

AGREEMENT

WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, of certain Ordinary Shares, $.01 par value per share, of Longtop Financial Technologies Limited.

NOW, THEREFORE,  the undersigned acknowledge and agree that the foregoing statement on Schedule 13G Amendment No. 1 is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the 12th day of February, 2009.

Prime Peak Limited

By:	/s/ Weizhou Lian
Name: Weizhou Lian
Title: Chairman

Concentra Holdings Limited

By:	/s/ Weizhou Lian
Name: Weizhou Lian
Title: Chairman

/s/ Weizhou Lian

Weizhou Lian